ALTAMIRA THERAPEUTICS LTD.
CLARENDON HOUSE
2 CHURCH STREET
HAMILTON HM11
BERMUDA

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VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. EDT on May 17, 2022. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D79988-P66168

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THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ALTAMIRA THERAPEUTICS LTD.

The Board of Directors recommends you vote FOR the following:

1. To re-elect the following five persons as directors of the Company to hold office until the 2023 Annual General Meeting (or until their respective successors are elected)

Nominees:	**For**	**Against**	**Abstain**
1a. Thomas Meyer	☐	☐	☐
1b. Armando Anido	☐	☐	☐
1c. Alain Munoz	☐	☐	☐
1d. Mats Peter Blom	☐	☐	☐
1e. Margrit Schwarz	☐	☐	☐

The Board of Directors recommends you vote FOR proposals 2 and 3.	**For**	**Against**	**Abstain**
2. To appoint Deloitte AG, Switzerland as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2022 and authorize the Company's Audit Committee of the Board of Directors to determine their remuneration.	☐	☐	☐
3. To approve, on a nonbinding, advisory basis, the 2021 Board of Directors' and executive officers' compensation as disclosed in the Annual Report.	☐	☐	☐

NOTE: To transact such other business as may properly come before the meeting, and any adjournment or postponement thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

D79989-P66168

ALTAMIRA THERAPEUTICS LTD.
Annual General Meeting of Shareholders
May 19, 2022 8:00 AM Central European Summer Time
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Thomas Meyer and Joanna de Kalbermatten, or either of them, as proxies, each with the power to appoint their substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the common shares of ALTAMIRA THERAPEUTICS LTD. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 8:00 AM Central European Summer Time on May 19, 2022 at Auris Medical AG, Peter Merian Strasse 90, 4052 Basel, Switzerland and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side